CIRTRAN CORPORATION
                              4125 South 6000 West
                          West Valley City, Utah 84128





                                  April 8, 2002



Securities and Exchange Commission
Division of Corporate Finance
450 5th Street
Washington, D.C. 20549
ATTN:  Tom Jones
Mail Stop:  0306

         Re:      CirTran Corporation (the "Registrant")
                  Registration Statement on Form SB-2
                  File No. 333-64832
                  Filed July 10, 2001

Dear Sir:

         The Registrant hereby applies to withdraw the above-referenced Registration Statement, which was filed in respect of a secondary offering of common stock currently held by various shareholders of the Registrant. The
shares  that  were  the  subject  of  the  Registration   Statement  were  being
voluntarily registered and are not subject to any contractual registration obligation. No shares of common stock held by the selling shareholders were sold under this Registration Statement. An aggregate of 532,760 shares of common stock, out of the total 52,978,350 shares of common stock that were the subject of the Registration Statement, were sold by three selling shareholders pursuant to the provisions of Rule 144 during the period 14 November 2001 to 25 January 2002.

         The Registrant is withdrawing the Registration Statement for two principal reasons. First, the primary reason the Registrant initially filed the Registration Statement was to increase the size of its public float in order to qualify for quotation on the NASD Over-the-Counter Bulletin Board. Since initial filing of the Registration Statement, however, a significant number of the Registrant's shares of common stock have become eligible for resale under Rule
144. In light of this fact, the Registrant no longer desires to incur further expense in having the Registration Statement declared and kept effective.

         The Registrant is also seeking to withdraw the Registration Statement in anticipation of a possible private offering in reliance on Rule 155(c).

                                       Sincerely,

                                       CIRTRAN CORPORATION

                                       /s/ Iehab J. Hawatmeh
                                       -------------------------------
                                       By:  Iehab J. Hawatmeh
                                       President